UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission file number: 001-37891

AC IMMUNE SA

(Exact Name of Registrant as Specified in Its Charter)

EPFL Innovation Park
Building B
1015 Lausanne, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

This Report on Form 6-K (excluding Exhibit 99.3 herewith) is incorporated by reference into the Registrant's registration statements on Form F-3 (File Nos. 333-227016, 333-249655 and 333-255576) and Form S-8 (File No. 333-233019).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

By:	/s/ Andrea Pfeifer
Name: Andrea Pfeifer
Title: Chief Executive Officer

By:	/s/ Joerg Hornstein
Name: Joerg Hornstein
Title: Chief Financial Officer

Date:    April 28, 2022

EXHIBIT INDEX

Exhibit Number	Description
99.1	Interim Condensed Consolidated Financial Statements (Unaudited) (IFRS) as of and for the three months ended March 31, 2022
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Press Release dated April 28, 2022